UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)*

DYNAMIC OIL & GAS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

267906105
(CUSIP Number)

David J. Katz
Perkins Coie LLP
1620 26th Street, Sixth Floor
South Tower
Santa Monica, CA 90404
(310) 788-3268
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 267906105	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wayne J. Babcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 267906105

Item 1.     Security and Issuer.

This statement relates to the Common Stock of Dynamic Oil & Gas, Inc. (the "Issuer"), whose principal executive offices are located at:

Suite 230
10991 Shellbridge Way
Richmond B.C. Canada V6X 3C6

Item 2.     Identity and Background.

(a)	The Reporting Person's name is Wayne J. Babcock.

(b)	The Reporting Person's business address is:	Suite 230 10991 Shellbridge Way Richmond B.C. Canada V6X 3C6

(c)	The Reporting Person is President and Chief Executive Officer of Shellbridge Oil & Gas, Inc. Shellbridge is a Canadian-based energy company engaged in the exploration of Western Canada's natural gas and oil reserves, whose principal business address is:	Suite 230 10991 Shellbridge Way Richmond, B.C. Canada V6X 3C6

(d)	The Reporting Person has not been convicted in a criminal proceeding during the last five years.

(e)	The Reporting Person has not been a party to a relevant civil proceedings during the last five years.

(f)	The Reporting Person is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.     Purpose of the Transaction.

All outstanding shares of the Issuer's Common Stock beneficially owned by the Reporting Person were acquired by Sequoia Oil & Gas Trust ("Sequoia") on the effective date of an extraordinary corporate transaction as set forth in the Arrangement Agreement ("Arrangement Agreement") and Plan of Arrangement (the "Plan") whereby Sequoia acquired all of the Issuer's Alberta oil and natural gas assets, and whereby the Issuer reorganized all of its British Columbia and Saskatchewan oil and natural gas assets into a new exploration company (the “Transaction”).

Under the Plan, the Issuer established Shellbridge Oil & Gas, Inc. (“Shellbridge”) as a new exploration-focused, Canadian publicly-traded subsidiary and transferred into Shellbridge effective May 1, 2005, all of the benefits and obligations of the Issuer’s producing assets and undeveloped land located in the provinces of British Columbia and Saskatchewan. The Issuer retained all of its Alberta properties. Sequoia purchased all of the outstanding shares of Common Stock of the Issuer for a cash payment to the Issuer’s shareholders of C$72.9 million less approximately C$28.9 million in certain benefits, liabilities and obligations that are being assumed by Sequoia. As a result of the Plan, each of the Issuer's shareholder of record at closing received C$1.71 in cash and one share of Shellbridge for each share they held of the Issuer's Common Stock.

The Issuer's Common Stock has ceased to be quoted on the Nasdaq SmallCap Market effective at market close on September 30, 2005.

Item 5.     Interest in Securities of the Issuer.

(a)	The Reporting Person does not own any of the Issuer's securities.

(b)	The Reporting Person does not have sole or shared voting or dispositive power over any of the Issuer's securities.

(c)
The Reporting Person disposed of all 1,313,607 shares of the Issuer's Common Stock beneficially owned by the Reporting Person to Sequoia effective September 30, 2005 in exchange for C$1.71 in cash and one share of Shellbridge for each share of the Issuer's Common Stock, as described in Item 4 above.

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's securities on September 30, 2005.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.     Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 10, 2005	/s/ Wayne J. Babcock
Wayne J. Babcock